SO 8/11/04

04016657

ITED STATES
) EXCHANGE COMMISSION
ngton, D.C. 20549

VF 8-11-04

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SECURITIES AND EXCHANGE COMMISSION RECEIVED AUG 0 3 2004 DIVISION OF MARKET REGULATION

SEC FILE NUMBER
8-49984

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FN: ~~Schroder Ventures~~ North America Inc
NN: SVG North America Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 Custom House Street, Suite 1010
(No. and Street)

Boston	MA	02110
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Marc A. Bonavitacola 617-292-2556
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst + Young
(Name – *if individual, state last, first, middle name*)

200 Clarendon Street	Boston	MA	02116
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 13 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

08/12

OATH OR AFFIRMATION

I, Marc A. Bonavitacola, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Schroder Ventures North America Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

VP + Financial Operations Principal

Title

Patricia H Card - My Comm. Expires: Sept 19, 2008

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- N/A ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- N/A ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- N/A ☐ (m) A copy of the SIPC Supplemental Report. (N/A per NASD website)
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. (included in auditors report)

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Schroder Ventures North America Inc.

Financial Statements and Supplemental Information

Year ended December 31, 2003

Contents

ERNST & YOUNG

Ernst & Young LLP
200 Clarendon Street
Boston
Massachusetts 02116-5072

Phone: (617) 266-2000
Fax: (617) 266-5843
www.ey.com

Report of Independent Auditors

Board of Directors
Schroder Ventures North America Inc.

We have audited the accompanying statement of financial condition of Schroder Ventures North America Inc. (the Company) as of December 31, 2003, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Schroder Ventures North America Inc. at December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

February 20, 2004

Schroder Ventures North America Inc.

Statement of Financial Condition

December 31, 2003

Assets	
Cash and cash equivalents	$151,275
Receivable due from affiliates	307,726
Income taxes receivable	2,902
Total assets	$461,903
Liabilities and stockholder's equity	
Liabilities:	
Accrued expenses	$ 15,000
Stockholder's equity:	
Common stock (3,000 shares authorized, issued and outstanding, $1 par value)	3,000
Additional paid-in-capital	297,000
Retained earnings	146,903
Total stockholder's equity	446,903
Total liabilities and stockholder's equity	$461,903

See accompanying notes.

Signed on behalf of the Board of Directors

________________________, Director

________________________, Director

Schroder Ventures North America Inc.

Statement of Income

Year ended December 31, 2003

Income:	
Marketing fees from affiliate	$449,800
Interest	1,166
Total income	450,966
Expenses:	
Management fees to affiliate	360,000
Administrative	26,997
Audit fees	21,791
Legal and professional	11,443
Regulatory	4,597
Other	4,062
Total expenses	428,890
Income before income taxes	22,076
Income tax expense	1,905
Net income	$20,171

See accompanying notes.

Schroder Ventures North America Inc.

Statement of Changes in Stockholder's Equity

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at December 31, 2002	$3,000	$297,000	$126,732	$426,732
Net income	-	-	20,171	20,171
Balance at December 31, 2003	$3,000	$297,000	$146,903	$446,903

See accompanying notes.

Schroder Ventures North America Inc.

Statement of Cash Flows

Year ended December 31, 2003

Operating activities	
Net income	$ 20,171
Adjustments to reconcile net income to net cash used in operating activities:	
Increase in receivable from affiliates	(16,469)
Decrease in other accounts receivable	11,417
Decrease in income taxes recoverable	2,033
Decrease in accrued expenses	(63,586)
Net cash used in operating activities	(46,434)
Cash and cash equivalents at beginning of year	197,709
Cash and cash equivalents at end of year	$151,275
Schedule of noncash investing activities	
Transfer of assets to affiliate, net	$125,638

See accompanying notes.

Schroder Ventures North America Inc.

Notes to Financial Statements

December 31, 2003

1. Organization and Nature of Business

Schroder Ventures North America Inc. (SVNA) was incorporated on September 16, 1996 under laws of Delaware, U.S.A. and is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (the NASD). On June 18, 2001, SVNA was sold by Schroder Venture Managers Inc. to Schroder Ventures (London) Limited (SVLL). SVNA provides services under an amended marketing agreement effective January 1, 2003, to its immediate parent, SVLL. The Company's ultimate parent is Schroder Ventures International Investment Trust plc, which is registered in England.

2. Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual amounts could differ from those estimates.

Cash and Cash Equivalents

The Company has defined cash and cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

Income Taxes

The Company accounts for income taxes in accordance with Statement of Financial Standards No. 109, *Accounting for Income Taxes*, which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred state income tax assets and liabilities are computed annually for differences between the financial statements and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to effect state taxable income.

3. Related Party Transactions

Receivable due from affiliates	
Schroder Ventures (Boston) Inc. (SVBI)	$271,138
SVLL	36,588
	$307,726

Included in the statement of income is $449,800 of fee income from SVLL. The Company earns 105% of expenses for services performed under a marketing agreement. This is the Company's sole source of revenue with the exception of interest income.

Beginning January 1, 2003, the Company entered into an agreement with SVBI for SVBI to perform accounting, financial, and administrative services for the Company for a fee of $30,000 per month.

The receivable due from SVBI represents assets transferred to SVBI in order to assist it in starting business operations as follows:

Cash	$145,500
Fixed assets, net	67,781
Security deposit	57,857
	$271,138

4. Income Taxes

The provision (benefit) for income taxes for the year ended December 31, 2003 consisted of the following:

Current federal tax benefit	$ (207)
Current state taxes	2,112
Total income tax expense	$1,905

The difference between the effective tax rate and the statutory rate of 34% results from the use of lower tax rates applicable to the first $75,000 of taxable income, state taxes net of federal benefit and prior year differences between the tax provision and the tax returns as filed.

The Company had no deferred tax assets or liabilities as of December 31, 2003.

5. Net Capital Requirements

The Company is subject to the Uniform Net Capital requirements of the Securities and Exchange Commission under rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had net capital of $136,275, which was $131,275 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .11 to 1.

Supplemental Information

Schedule I

Schroder Ventures North America Inc.

Computation of Net Capital Pursuant to Rule 15c3-1

December 31, 2003

Computation of net capital	
Total stockholder's equity	$ 446,903
Deductions:	
Total non-allowable assets from statement of financial condition	(310,628)
Net capital	$ 136,275
Computation of excess net capital	
Net capital requirement	$ 5,000
Net capital as calculated above	136,275
Excess net capital	$ 131,275
Computation of aggregate indebtedness	
Aggregate indebtedness – per statement of financial condition	$ 15,000
Ratio of aggregate indebtedness to net capital	.11 : 1

Schroder Ventures North America Inc.

Computation of Net Capital Pursuant to Rule 15c3-1 (continued)

December 31, 2003

Reconciliation with the Company's computation (included in Part II of Form X-17A-5 as of December 31, 2003).

Net capital as reported in Company's Part II (unaudited) Focus report	$123,978
Audit adjustment to reclassify income taxes receivable	9,273
Adjustment for assets incorrectly reported as non-allowable	3,024
Net capital per prior page	$136,275

internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that internal control may become inadequate because of changes in conditions or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's criteria.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 20, 2004